COPY

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 03/24/2015	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLAT[redacted]

15020233

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):

SEC / MR 2015 MAR 25 PM 12:42 RECEIVED

4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/24/2015 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: L J Fall (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 24th day of March (Month), 2015 (Year) by Julie Ann Mc (Notary Public)

My Commission expires 10/31/2019 County of Suffolk State of Massachusetts

JULIE ANN McGOFF NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS My Commission Expires Oct. 31, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX OPTIONS EXCHANGE

March 24, 2015

RECEIVED
2015 MAR 25 PM 12: 42
SEC / TM

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 15 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 15 to Form 1 (the "Amendment"). Specifically, BOX Exchange is filing a Form 1 amendment to Exhibits C and K to reflect: Tony McCormick is no longer employed by BOX Holdings Group LLC and BOX Market LLC; the appointment of Peter Layton as an officer and Interim Chief Executive Officer of BOX Holdings Group LLC and BOX Market LLC; and the removal of Strategic Investments II Inc. as a shareholder following an ownership interest repurchase.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 15.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 ■ Fax: 617-235-2253
www.boxexchange.com
135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 ■ Fax: 312-251-7001

BOX®
OPTIONS EXCHANGE

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 15
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 15. The Form 1 application is not being modified in any respect other than to the extent set forth below.

BOX® OPTIONS EXCHANGE

Amendment to:

Exhibit C

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

BOX OPTIONS EXCHANGE

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
   - Peter J. Layton, Interim Chief Executive Officer
   - Lisa Fall, Secretary

   Directors of BOX Holdings Group LLC
   - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC, and Interim Chief Executive Officer, BOX Holdings Group LLC and BOX Market LLC
   - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
   - Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Limited.
   - Nicole Rosenberg, Vice President, Corporate & Securities, TMX Group Limited.
   - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
   - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Ryan Gould, Managing Director, Citigroup Inc.
   - James Masserio, Managing Director, Credit Suisse Group
   - Kenneth MacHarg, Managing Director, JP Morgan
   - Chae Yi, Executive Director, UBS Securities LLC
   - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
   - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

   Committees:

   Audit Committee:
   - David Battan
   - Ryan Gould
   - Peter Layton
   - Alain Miquelon

   Compensation Committee:
   - Alain Miquelon
   - Peter Layton
   - Milan Galik

BOX OPTIONS EXCHANGE

Executive Committee:
- Peter Layton
- David Battan
- William Easley
- Alain Miquelon

BOX Market LLC

9. Officers of BOX Market LLC:
    - Peter J. Layton, Interim Chief Executive Officer
    - Lisa Fall, EVP, Chief Legal Officer & Secretary
    - Vito Gendusa, SVP, Finance
    - Patrick Zielinski, SVP, Market Operations

Directors of BOX Market LLC:
- Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC, and Interim Chief Executive Officer, BOX Holdings Group LLC and BOX Market LLC
- Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
- Brenda Hoffman, Senior Vice President, Group Head of Information Technology, TMX Group Limited.
- Nicole Rosenberg, Vice President, Corporate & Securities, TMX Group Limited.
- Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
- David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
- William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
- Ryan Gould, Managing Director, Citigroup Inc.
- James Masserio, Managing Director, Credit Suisse Group
- Kenneth MacHarg, Managing Director, JP Morgan
- Chae Yi, Executive Director, UBS Securities LLC
- Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
- John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:
- David Battan
- Ryan Gould
- Peter Layton
- Alain Miquelon

Compensation Committee:
- Alain Miquelon

BOX OPTIONS EXCHANGE

- Peter Layton
- Milan Galik

Executive Committee:

- Peter Layton
- David Battan
- William Easley
- Alain Miquelon

BOX OPTIONS EXCHANGE

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;

2. Title or Status;

3. Date title or status was acquired;

4. Approximate ownership interest; and

5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

BOX OPTIONS EXCHANGE

CSFB Next Fund Inc.

1. CSFB Next Fund Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

LabMorgan Corp.

1. LabMorgan Corp.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citigroup Financial Products Inc.

1. Citigroup Financial Products
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities Principal Investments LLC
2. LLC Member
3. January 29, 2015
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

From: (617) 235-2234
Lisa Fall
BOX
101 Arch Street

Boston, MA 02110

Origin ID: LWMA

FedEx Express

E

J151215022303uv

Ship Date: 23MAR15
ActWgt: 1.0 LB
CAD: 2505919/INET3610

Delivery Address Bar Code

SHIP TO: (617) 235-2235 BILL SENDER
David Hsu
US Securities & Exchange Comission
100 F Street, N.E.

WASHINGTON, DC 20549

Ref # FOIA Confidential Treatment
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TUE - 24 MAR 8:30A
FIRST OVERNIGHT

TRK# 7731 8893 5520
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